EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

(a)           Subsidiary (wholly-owned)
Torotel Products, Inc. (a Missouri corporation)

(b)          Subsidiary (wholly-owned)
East Coast Holdings, Inc. (a New Jersey corporation)
(formerly named OPT Industries, Inc.)

(c)           Subsidiary (wholly-owned)
Electronika, Inc. (a Nevada corporation)

(d)          Subsidiary (wholly-owned by Electronika, Inc.)
Electronika-Kansas, Inc. (a Kansas corporation)